Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE PROVIDES FINANCING UPDATE

Over $1.3 million dollars in proceeds received from the exercise of warrants

Toronto, Ontario – July 13, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, is pleased to announce that it has received over $1.3 million dollars in proceeds from warrants exercised by current holders.

 “We thank the warrant holders for demonstrating their confidence in the new leadership,” said Amit Monga, CEO Northcore Technologies. “These proceeds will allow us to continue the execution of our augmented go-to-market vision, a recent example of which is the creation of the Northcore Social Commerce Group.  We remain committed to growth through innovation and providing superior returns to our shareholders.”

Receipt of capital through exercise of warrants is non-dilutive in that the number of outstanding units is accommodated in Northcore’s existing fully diluted share number.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

Northcore Provides Financing Update

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com